BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Linda L. Assali                        Mailing Address:
Vice President                         BT Services Tennessee,
Inc.
Telephone: 615-835-2901                648 Grassmere Park
                                       Nashville, TN 37211


                                       February 14, 1997


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:
     Re:  Filing of Schedule 13G on
          Dominicks Supermarkets, Inc.


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.
Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-
Mail confirmation.
                                        Sincerely,
                                        Linda Assali
Enclosures




            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of
                   1934 (Amendment No.  )*

                 Dominicks Supermarkets, Inc.
          ______________________________________
          _
                      NAME OF ISSUER:
              Common Stock (Par Value $.01)
          _____________________________________
          __
                         TITLE OF CLASS OF
                         SECURITIES 257159103
          _____________________________________
                       __ CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
     Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))
                     Page 1 of 8 Pages
CUSIP No. 257159103                     Page 2 of 8
Pages
1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

  Bankers Trust New York Corporation and its wholly
  owned subsidiary, BT Investment Partners, INC..  13-
  6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]
3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

 NUMBER OF     5. SOLE VOTING POWER
  SHARES       Bankers Trust New York
                    Corporation              90,684
shares
               BT Investment Partners, Inc. 623,517
                                            shares
                                            714,201
                                            shares

BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY      Bankers Trust New York
                Corporation                       0
shares
               BT Investment Partners,Inc.        0
shares
                                                  0
  shares EACH       7. SOLE DISPOSITIVE POWER
REPORTING      Bankers Trust New York
                Corporation                  90,684
shares
               BT Investment Partners, Inc. 623,517
                                            shares
                                            714,201
                                            shares
 PERSON        8. SHARED DISPOSITIVE POWER
   WITH        Bankers Trust New York
                Corporation                       0
shares
               BT Investment Partners, Inc.       0
shares
                                                  0

shares





CUSIP No. 257159103                    Page 3 of 8 Pages

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                         714,201 shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    0.4%


12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC BT
     Investment Partners, Inc. - CO
CUSIP No. 257159103                     Page 4 of 8
Pages
Item 1(a)    NAME OF ISSUER:
             Dominicks Supermarkets, Inc. (the Company)
Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

             505 Railroad Avenue
              Northlake, Illinois  60614

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation, and
its indirect wholly-owned subsidiary, BT Investment
             Partners, Inc.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             280 Park Avenue
             New York, New York  10017

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation and BT
Investment Partners, Inc. are corporations incorporated in the State of New York with their principal business offices located in New
York.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             This statement relates to the Companys
Common Stock $.01 par value per share.

Item 2(e)    CUSIP NUMBER:

             257159103
CUSIP No. 257159103                  Page 5 of 8 Pages

Item 3       THE PERSON FILING IS A:

               Not applicable

Item 4       OWNERSHIP:

         (a)  Amount Beneficially Owned:
          Bankers Trust New York
            Corporation                       90,684
shares
          BT Investment Partners, Inc.       623,517
shares
                                             714,201
shares

          (b)  Percent of Class:

          Bankers Trust New York
            Corporation                       0.1%
          BT Investment Partners, Inc.        0.3%
                                              0.4%

          (c)  Number of shares as to which the following
have:
            (i)  sole power to vote or to direct the
                   vote -
               Bankers Trust New York
                Corporation                  90,684
shares
               BT Investment Partners, Inc. 623,517
                                            shares
                                            714,201
                                            shares

           (ii)  shared power to vote or to direct the
                   vote -
               Bankers Trust New York
                Corporation                      0
shares
               BT Investment Partners, Inc.      0
shares
                                                 0


shares


 CUSIP No. 257159103                     Page 6 of 8


         Pages


                  (iii) sole power to dispose or to
                  direct the disposition of -
               Bankers Trust New York
                Corporation                    90,684
shares
               BT Investment Partners, Inc.   623,517
                                              shares
                                              714,201
                                              shares

         (iv) shared power to dispose or to direct
                   the disposition of -
               Bankers Trust New York
                Corporation                        0
shares
               BT Investment Partners, Inc.        0
shares
                                                   0
shares

BT Investment Partners is a party to the Amended and
Restated Agreement Among Certain Stockholders dated as of
November 1, 1996 (the Stockholders Agreement), which
contains certain provisions relating to the voting and
disposition of the Common Stock and the non-voting Class B
Common Stock.   Upon information and belief, more than
seventy percent (70%) of the Companys Class A Common Stock is subject to the Stockholders Agreement. Notwithstanding the foregoing, the undersigned disclaims membership in any group for purposes of Section 13(d) or 13(g) of the Exchange Act by virtue of the Stockholders Agreement and beneficial ownership of the shares owned by the other parties to the Stockholders Agreement.

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON:

             Not applicable.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING
COMPANY:

             See Exhibit A.
CUSIP No. 257159103                     Page 7 of 8 Pages
Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS
OF
THE GROUP:

          While BT Investment Partners disclaims
membership in any group or beneficial ownership of any securities of the Issuer other than the securities set forth herein, attached hereto as Exhibit B is a list of the other parties to the Stockholders Agreement referred to in Item 4 above.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.


Item 10      CERTIFICATION:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




CUSIP No. 257159103                     Page 8 of 8
Pages


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1996

Signature:  Bankers Trust New York Corporation


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  BT Investment Partners,Inc.

By:   /s/        Brian Talbot
Name:            Brian Talbot

Title:           Secretary

                         Exhibit A

The chain of ownership from Bankers Trust New York
Corporation to BT Investment Partners, Inc. is shown below:


            Bankers Trust New York Corporation

                             |
                           100%
                             |

                    BT Holdings (New York)  Company
                             |
                           100%
                             |

                    BT Investment Partners, Inc




                         Exhibit B


Pursuant to Item 8, the signatories to the Amended and Restated Stockholders Agreement dated May 10, 1997 relating to PageMart Wireless Inc. are:

SIGNATORIES   TO  THE  AMENDED  AND  RESTATED
STOCKHOLDERS AGREEMENT



Yucaipa Blackhawk Partners, L.P.
Yucaipa Chicago Partners, L.P.
Yucaipa Dominicks Partners, L.P.
Apollo Investment Fund, L.P.
Apollo Investment Fund III, L.P.
Apollo Overseas Partners III, L.P.
Apollo (UK) Partners III, L.P.
Bahrain International Bank
Bankers Trust New York Corporation
BHF Akriengesellschaft
BT Investment Partners, L.P.
Chase Equity Associates, L.P.
Continental Casualty Company
Crescent Mach I Partners, L.P.
Fleet National Bank
FSC Corporation
Inclosuez Dominicks Partners
International Nederlanden (U.S.) Capital
Corporation Midland Montagu Private Equity Inc.
OKGBD & CO.
TCW Shared Opportunity Fund II, L.P.